

September 23, 2010

Mr. Richard Baier
Chief Executive Officer and President
US Federal Properties Trust, Inc.
4705 Central Street
Kansas City, MO 64112

> **Re:** **US Federal Properties Trust, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed September 22, 2010**
> **File No. 333-166799**

Dear Mr. Baier:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 57

1.   Please tell us how you determined it was appropriate to include consideration payable of $304,000 within the 'total stockholders' equity' amount for your predecessor.

Dilution, page 58

2.   Please tell us how you determined it was appropriate to include consideration payable of $304,000 within the net tangible book value deficit of your predecessor.

3.   Please tell us how you determined it was not necessary to exclude deferred leasing costs, net, deferred financing costs, net, deferred leasing intangibles, in-place leases and tenant relationships, and deferred leasing obligations from your net tangible book value calculations.

Financial Statements

US Federal Properties Trust, Inc.

Introduction to Unaudited Pro Forma Financial Statements, page F-3

4.   We note your disclosure on page F-3, that "The final accounting will likely differ from the amounts reflected in the unaudited pro forma financial statements. Such differences will likely result in operating results and financial condition different than that reflected in the unaudited pro forma financial statements. There can be no assurance that such differences will not be material." Please tell us and revise your filing to clarify what is meant by this disclosure. Your revision should include, but not necessarily be limited to, the items you expect to be different and why these items will be different.

Notes to Unaudited Pro Forma Financial Information

Note 3 – Pro Forma Statements of Operations, page F-10

5.   We note your adjustment E and that you use the issuance of 12,015,063 shares of common stock pursuant to this offering at an offering price of $20.00 per share to raise the $223.5 million necessary to retire debt and pay the consideration payable and offering and transaction costs within your 'weighted average shares outstanding' amount. Please tell us how you determined it was not necessary to use the 13,750,000 shares being offered instead of 12,015,063 shares. To the extent you believe 12,015,063 shares is the appropriate amount, please tell us how you calculated the $223.5 million.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Robert R. Kaplan, Jr., Esq.
        Robert R. Kaplan, Esq.
        Gregory Kaplan PLC
        Via facsimile (804) 916-9117